Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

How FaZe Clan Will Expand Using Money It Raises Going Public, from esports teams to consumer products

By Michael Espinosa

Insider

November 3, 2021

Available at: https://www.businessinsider.com/faze-clan-ceo-expansion-plans-spac-going-public-creator-economy-2021-10

FaZe Clan started as a "Call of Duty" team in 2010, but has grown into a sprawling organization valued at $1 billion.

Last week, the esports and lifestyle company announced it was going public through a special purpose acquisition company (SPAC). The move values FaZe at about $1 billion, according to the company.

The team boasts some of the most popular creators in the gaming industry including NICKMERCS, whose 6.2 million followers on Twitch make him the platform's 13th-most popular streamer. FaZe's content creators also include Ben Simmons, Offset, LeBron James Jr., and Lil Yachty.

The company claims to reach 350 million followers across platforms. It earns revenue by taking a cut of its esports teams' prize money and of its creators' brand deals, as well as by selling merchandise.

Going public will help raise new capital and introduce FaZe to the wider market, CEO Lee Trink said.

"We're really a different kind of business," he told Insider. "We're something new, and the SPAC process really has given us and continues to give us an opportunity to educate the market."

The company, which expects to hit $50 million in sales this year, estimates that it will bring in $290 million in gross transaction proceeds through the SPAC process.

According to Trink, FaZe plans to use the capital raised by going public to invest in six different facets:

  Creating additional IP, including podcasts and live content
  Expanding FaZe, which is headquartered in Los Angeles, internationally
  Investing in new influencer talent
  Engaging new fans
  Adding new teams to its esports division
  Developing more consumer products

 To do this, acquisitions may be in FaZe's future. The organization currently has 11 active esports teams in games like "Fortnite" and "Call of Duty," and plans could include acquiring rosters from other teams, Trink said.

Titles like "League of Legends," "Apex Legends," and "Free Fire" are potential areas of expansion, according to the company's October investor presentation. The presentation also hinted at future revenue opportunities for FaZe Clan, including live events, NFTs, and game publisher partnerships.

FaZe is also looking for consumer product brands to acquire, Trink added, noting that company's apparel launch with Japanese artist Takashi Murakami had been successful, selling over $1 million worth of merchandise. The company estimates that consumer products will bring in $50 million of FaZe's projected revenue of $651 million in 2025.

But Trink thinks FaZe going public will lift up more than just the companies it acquires. He sees it as setting a model for other creator-focused companies.

While he declined to name which specific companies he thought could benefit from going public, he said the creator economy as a whole is in the middle of a second wave of success — and that it's still undervalued.

"In the first wave, nobody knew what to make of it," he said. "And now you're seeing influencers with significant businesses, partnerships, and relationships. And I think we're still at the beginning of that journey."

Part of the path forward means more investment. Trink said he has yet to see "real investment" in the industry, and said that traditional media and traditional brands still often struggle to market themselves to Gen Z.

When he left his talent management business in 2018 to work for FaZe, he called the young, passionate audience the industry's "best kept secret." It's the same demographic FaZe has managed to capture: The company says 80% of its audience is between the ages of 13 and 34.

"It feels great that it's not the best kept secret anymore," he said.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, B. Riley plans to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, B. Riley will mail the definitive Proxy Statement/Prospectus to holders of B. Riley’s shares of common stock as of a record date to be established in connection with B. Riley’s solicitation of proxies for the vote by B. Riley stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. B. Riley stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about B. Riley, FaZe and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about B. Riley, FaZe and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

B. Riley and FaZe and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of B. Riley’s stockholders in connection with the proposed Business Combination. Stockholders of B. Riley may obtain more detailed information regarding the names, affiliations and interests of B. Riley’s and FaZe’s directors and executive officers in B. Riley’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of B. Riley’s participants in the solicitation, which may, in some cases, be different than those of B. Riley’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern B. Riley’s or FaZe’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of B. Riley’s and FaZe’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of B. Riley’s and FaZe’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this communication, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against B. Riley, FaZe, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of B. Riley, to satisfy the minimum cash condition following redemptions by B. Riley’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of B. Riley or FaZe as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that B. Riley, FaZe or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on B. Riley’s or FaZe’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in B. Riley’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of B. Riley and FaZe. Forward-looking statements speak only as of the date they are made. While FaZe and B. Riley may elect to update these forward-looking statements at some point in the future, FaZe and B. Riley specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe’s and B. Riley’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.